Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

CHANGES IN THE ARCADIS EXECUTIVE BOARD

Arnhem, the Netherlands—October 15, 2003—ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD) today announced that Steve Blake will step down from the Executive Board of ARCADIS NV. As of November 1, 2003 he will be appointed Chairman and Chief Executive Officer of the North American operations of ARCADIS. With this step he succeeds Joe Hastey, who announced earlier that he will leave the Company as of that date. Steve Blake will report to the Chairman of the Executive Board. Mike Myers, the present Chief Operating Officer of the U.S. operations will be promoted to President and Chief Operating Officer.

In addition, in anticipation of his retirement, Jan Zijlstra will step down from the Executive Board as of January 1, 2004. His tasks will be taken over by Executive Board member Michiel Jaski. Until his retirement in the course of 2005, Jan Zijlstra will be an advisor to the Executive Board and perform tasks aimed at the development of specific market segments. Through this step he concludes a career of 32 years with the Company, most of which was in management positions.

After the abovementioned changes, the Executive Board of ARCADIS NV will consist of Harrie Noy (Chairman) and Michiel Jaski. The Supervisory Board has started the process to expand the Executive Board with a new member.

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

For more information contact:
Joost Slooten, ARCADIS, phone: +(31-26) 3778 604, email: j.slooten@arcadis.nl

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